                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2

                   Under the Securities Exchange Act of 1934

                          (Amendment No. __________)/1/

                                  PEAPOD, INC.

                                (Name of Issuer)

  Common Stock, par value $.01 per share, including associated preferred stock purchase rights

                         (Title of Class of Securities)

                                  704718 10 5

                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [ ]   Rule 13d-1(b)
 [ ]   Rule 13d-1(c)
 [X]   Rule 13d-1(d)


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
==============================================================================


  CUSIP NO.  704718 10 5                                     Page 2 of 5 Pages
             -----------


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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Andrew B. Parkinson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    Not Applicable                                            (a) [ ]
                                                                (b) [ ]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     U.S. Citizen
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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,031,166 Shares*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,031,166 Shares*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,031,166 Shares*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                       [ ]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.7%

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      TYPE OF REPORTING PERSON
12
      IN

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*Includes 5,288 shares which are held in trust for the benefit of Mr. Parkinson's nephews and with respect to which Mr. Parkinson serves as trustee. Mr. Parkinson disclaims beneficial ownership with respect to such shares. Also includes 175,605 shares issuable pursuant to options that are exercisable within 60 days.

Item 1(a).  Name of Issuer:

            Peapod, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            9933 Woods Drive, Skokie, Illinois 60077

Item 2(a).  Name of Person Filing:

            Andrew B. Parkinson

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            9933 Woods Drive, Skokie, Illinois 60077

Item 2(c).  Citizenship:

            U.S. Citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share, including associated preferred stock purchase rights.

Item 2(e).  CUSIP Number:

            704718 10 5

Item 3.     NOT APPLICABLE

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 1,031,166 Shares*

            (b)  Percent of class:

                 5.7%

            (c)  Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote - 1,031,166*

                 (ii)   Shared power to vote or direct the vote - 0

                 (iii) Sole power to dispose or to direct the disposition of - 1,031,166*

                 (iv) Shared power to dispose or to direct the disposition of - 0

Item 5.     Ownership of Five Percent or Less of a Class.

            NOT APPLICABLE

* Includes 5,288 shares which are held in trust for the benefit of Mr. Parkinson's nephews and with respect to which Mr. Parkinson serves as trustee. Mr. Parkinson disclaims beneficial ownership with respect to such shares. Also includes 175,605 shares issuable pursuant to options that are exercisable within 60 days.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group.

            NOT APPLICABLE

Item 9.     Notice of Dissolution of Group.

            NOT APPLICABLE

Item 10.    Certification.

            NOT APPLICABLE

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 2000
                                  -----------------------------------------
                                             (Date)


                                  /s/ Andrew B. Parkinson
                                  ------------------------------------------
                                                  (Signature)


                                                Andrew B. Parkinson
                                  ------------------------------------------